ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 19, 2013	George G. Baxter (617) 951-7748 george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Response to Comment Relating to Prior Related Performance Information on Post-Effective Amendment No. 53

Dear Ms. Miller:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to a comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 53 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 13, 2013 in connection with the registration of Class R6 shares of a new series of the Trust, the AllianzGI Best Styles Global Equity Fund (the “Fund”). We received an oral comment from you regarding information contained in the section of the prospectus titled “Prior Related Performance Information” within the 485(a) Amendment via telephone on October 29, 2013. A summary of your comment and the Trust’s response is set forth below. This response will be reflected, to the extent applicable, in Post-Effective Amendment No. 54 (the “485(b) Amendment”) to the Trust’s Registration Statement, which the Trust expects to file on or around November 21, 2013, pursuant to Rule 485(b) under the Securities Act.

We note that, on our October 29 call, you also provided other comments regarding the 485(a) Amendment, in addition to the comment to which we are responding via this correspondence. Summaries of those other comments and the Trust’s responses thereto will be set forth in separate correspondence that the Trust expects to file concurrently with the 485(b) Amendment, on or around November 21, 2013, and the Trust’s responses to those other comments will also be reflected, to the extent applicable, in the 485(b) Amendment.

Prospectus

1.	Comment: The Staff notes that the Trust intends to update by amendment the section titled “Prior Related Performance Information,” and requests that the Trust submit updated composite and benchmark index performance data to the Staff, via either of: (i) an additional filing under Rule 485(a) under the Securities Act; or (ii) correspondence, prior to the filing of the 485(b) Amendment. The Staff also requests that the Trust provide the name of the composite’s benchmark index and explain why such benchmark index is appropriate. Additionally, the Staff notes that the sixth sentence of the third paragraph of the section titled “Prior Related Performance Information,” currently states: “The Composite includes all actual discretionary institutional accounts managed by AGI U.S. including predecessor advisers for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.” The Staff requests that the Trust confirm whether any actual discretionary accounts that have investment objectives, policies, strategies and risks substantially similar to those of the Fund have been excluded from the composite, and if so, explain why the composite performance is not misleading.

Response: The Trust has attached the updated composite and benchmark index performance data that will be included in the 485(b) Amendment as Appendix A to this correspondence. The Trust notes that the composite’s benchmark index, the MSCI All Country World Index, is the same as the primary benchmark index that the Trust expects will be used for the Fund, both in marketing materials and, once a full calendar year of operations has elapsed, in future prospectus disclosures. The Trust believes this index is appropriate because it is a widely published global equity benchmark index that generally tracks the Fund’s investable universe and is the benchmark index against which the Fund will manage its portfolio, particularly with respect to geographic and sector weightings, under normal circumstances.

The Trust confirms that the composite includes all actual discretionary accounts managed by Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) or by the members of the Fund’s portfolio management team that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.

* * * * *

Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Maureen A. Meredith, Esq.

Appendix A

AllianzGI U.S.’s Prior Performance of Similar Accounts Relating to the AllianzGI Best Styles Global Equity Fund

Year	Systematic Equity Global Best Styles All Country Composite (Net of Fees)	Systematic Equity Global Best Styles All Country Composite (Gross of Fees)	Index—MSCI All Country World Index (net)
Since Inception(1)	7.60%	7.94%	6.06%
2012	15.06%	15.45%	16.13%
2011	-3.28%	-3.03%	-7.35%

(1)	Composite Inception date: April 1, 2010. Return annualized from 4/1/2010 to 12/31/2012.

A-1